Appendix C: Financial Statements

Principal Executive Officer Certified Financial Statements

1. ORGANIZATION

Wholly Broken Series LLC ("The Company") is a Company with the purpose of creating and owning the movie production of "Wholly Broken".

Wholly Broken tells the story of Pastor Tom (Tom Humbert), a recovering alcoholic minister, picking up the pieces after losing his job as Pastor and dealing with his failed marriage to Kim (Alicia Minshew), his career driven ex-wife. Set in the iconic Hamptons, known for the beauty of creation and the lure of temptation, Kristen (Terri Conn) a member of Pastor Tom's parish, carries secrets of her own. Following the stories of several other community members, the series highlights issues of today's modern time.

With a diverse ensemble cast, featuring Emmy Award winners, Broadway stars and Grammy Award winning recording artists, this original faith-based musical about everyday life explores the struggle between the brokenness of humanity and the saving grace of God's loving forgiveness.

2. SUMMARY OF FINANCIAL ACTIVITIES

The Company has had no financial activities since inception-to-date. As such, here are the Historical Results of Operations

- *Revenue & Gross Margin.* Since inception-to-date, the Company has had Revenues of $0.
- *Assets.* Since inception-to-date, the Company has had a total assets of $0, including $0 in cash.
- *Net Loss.* Since inception-to-date, the Company has had a net loss of $0.
- *Liabilities.* Since inception-to-date, the Company's liabilities totaled $0.

Note again, as Wholly Broken Series LLC is a recently formed Limited Liability Company for the production of a movie, no operating history exists. Operations will begin if the minimum target offering amount is achieved and such investment funds may be used as identified in the "Use of Funds" section. As indicated herein, the Company does not have any operating history and it will not have an operating history until, and unless, the successful regulation crowdfunding ("Reg CF") campaign has been completed. As such, Milestones and Operations are detailed within this Appendix C: Financial Statements per Reg CF Rule 201(s), as well as the Executive Officer Certification of such Financial Statements per Reg CF Rule 201(t). All required Issuer information as detailed throughout Reg CF Rule 201; namely (a) through (s) is contained within the Form and this Form's Appendices. Further note that risks, and risk disclosures, can be found throughout this Form and its Appendices, including the "Risk Factors" within the Form and the risk disclosures within the Appendix B: Offering Agreement.

3. EQUITY

The Company has authorized 86,000,000 shares of Common Stock with a par value of $0.10 per share. 4,300,000 shares were issued and outstanding as of the date of these signed executive officer certified Financial Statements.

The Company has authorized 43,000,000 of Class A Common Stock and has issued 4,300,000 (See Form C). Class A Common Stock will represent the Company's management or producers pool of the ownership.

The Company has authorized 43,000,000 shares of Class B Common Stock with a par value of $0.10 per share. No such shares have been issued. Such shares may be issued at a price of $0.10 per share for this Offering.

The Company will issue Class A Common Stock to the exact of Class B Common Stock offered and purchased as part of this Offering less the WeVidIt Commission Fee, with a goal to have a 50/50 split of issued Class A and Class B common stock. If, however, less than 43,000,000 shares of Class B Common Stock are purchased as part of this Offering, the Company will issue a matching amount of Class A Common Stock as Class B to anyone in the producers pool including, but not limited to, Thomas Humbert.

As stated below, Class B Common Stock purchasers will receive Recoupment of Funds before further distributions are provided to other equity holders, at which time, distributions will be made in accordance with the pro rata share of ownership.

The following provisions apply to investors purchasing Common Stock in this Offering at a price of $0.10 per share:

a. Recoupment of Funds. Before any payouts, including any deferments of any kind, contingent compensation or profit sharing, Class B Common Stock investors shall be paid back from the first dollars received by Company (*i.e.* after any required payments or reserves, actual, third party, out of pocket sums paid to the collection account manager for the collection of any amounts due (*i.e.* there will be no Company overhead, administrative other than pertaining solely to the Wholly Broken Series LLC, and/or supervisory fees of any kind hereunder), sales agent and/or distribution fees, expenses, financing costs, legal fees or other amounts necessary for the completion and distribution of the Wholly Broken Series LLC movie) in the amount of 100% of its Investment from the Class B Common Stock investor to all dollars received by the Company in respect to this Offering. The Company agrees to keep books and records in New York for not less than seven (7) years from the initial release of the Wholly Broken Series LLC in any media, unless Wholly Broken Series LLC is sold or acquired within that time period and such length of time of ownership has ceased.

b. Distribution of Net Profits. Class B Common Stock purchasers shall be entitled to receive their pro rata share of the Company's Net Profits. Net Profits defined as the proceeds less any and all fees or expenses incurred.

In summary of the terms of this Offering, Class B Common Stock investors will be paid 100% of their investment back, per the Recoupment of Funds clause, before any distribution of Net Profits to Class A Common Stock shareholders. After made whole, Chass B Common Stock investors will share Net Profits with Class A Common Stock shareholders (i.e. Management and the composition of the producers pool of Wholly Broken Series LLC) as defined in the Distribution of Net Profits clause.

4. MILESTONES

Wholly Broken Series LLC, was organized in the State of New York in 2021 and does not have an established revenue stream. The Company has outlined the following Milestones in respect to the operation and creation of the animated movie production.

Milestone #1: Secure Funding To Support Production

The first milestone is to secure funding in respect to the budget as outlined in this Offering. This will allow the project to be fully funded.

Milestone #2: Successful Offering / Capital Raise

Upon the successful capital raise through this Offering, our next milestone will be to complete the production of the series and any necessary requirements of the series production and post-production.

Milestone #3: Post-Production

The third major milestone will be the finishing of the post-production, e.g. editing, final voice over work, sound, etc. of the series to create the final and finished series.

Milestone #4: Distribution

The fourth major milestone will occur after the series' post-production is complete and the Company will then be able to find a distribution partner and distribute the series.

3. OPERATIONS

Operations will occur in line with the Use of Funds detailed on the Form C and that of the budget (See Appendix A) and adhere to movie industry practices. Operational activity can be understood as follows:

Liquidity & Capital Resources

Liquidity is provided based upon the successful closing of the Offering and any funds contributed by the Management of Wholly Broken Series LLC.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a production, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our intended number of episodes as identified in this Offering. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold.

Runway & Short/Mid Terms Expenses

Wholly Broken Series LLC. cash in hand is $0, as of March 2023.

We are currently not profitable. We believe that approximately $3 - $4.3 million is needed for us to reach profitability and that it could be 24 to 36 months before we reach that point. Please see Use of Funds in the Fund C. Expenses would be approximately the full amount raised through the Offering. We are waiting for funding before producing the series. As such we are incurring zero or minimal expenses each month and currently have enough cash to cover any short term burn that may arise. Besides that, we do not have any other sources of capital beyond the WeVidIt campaign. Any projections in the above narrative are forward-looking and cannot be guaranteed.

In accordance with Reg CG Rule 201(s) the above discussion of the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations is necessary. The Executive Officer certifies that the Financial Statements herein are accurate and reflect the future Milestones and Operations of the Company.

In compliance with **Instruction 1 to paragraph (s), t**he discussion covers each period for which financial statements of the issuer are provided. The below discussion includes a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided.

In compliance with **Instruction 2 to paragraph (s),** the Company has no prior operating history, and, as such, the discussion focuses on financial milestones and operational, liquidity and other challenges.

In compliance with **Instruction 3 to paragraph (s), r**eferences to the issuer in this paragraph and its instructions refer to the issuer and its predecessors, if any.

In accordance to Reg CF Rule 201(t), and with acknowledgement that the principal executive officer certifies the Financial Statements, as all amounts sold under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period, have, in the aggregate, have been $0: Given that no financial activities exist for the Company, and the Company is compliant with the Reg CF Rule 201 Instructions 6 of paragraph (t), the principal executive officer certifies the following financial statements:

In compliance with **Instruction 1 to paragraph (t),** the Issuer discloses the minimum target offering amount and the maximum offering amount in the SEC Form C Offering Statement, and the Offering Agreement as the issuer will accept proceeds in excess of the target offering amount, the issuer does include the maximum offering amount that the issuer will accept in the calculation to determine the financial statements required under this paragraph (t).

In compliance with **Instruction 2 to paragraph (t),** the Managing Member certifies the financial statements and voluntarily meets the requirements of this paragraph (t) for a higher aggregate target offering amount.

In compliance with **Instruction 3 to paragraph (t),** the financial statements are not audited, they must be labeled as "unaudited" and, as such, the financial statements cover the two most recently completed fiscal years or the period(s) since inception, if shorter. Such financial statements herein cover the since organized period (less than a year).

In compliance with **Instruction 4 to paragraph (t),** as the Issuer is not currently in operation and such Milestones and Operations are dependent on a successful offering, and that the Company has no activities, no such two prior years, on any financial activity, is otherwise available.

In compliance with **Instruction 5 to paragraph (t),** the Management certifies the unaudited financial statements and provides discussion on Milestones and Operations. As such, Management recognizes that an issuer may elect to delay complying with any new or revised financial accounting standard that applies to companies that are not issuers (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) until the date that such companies are required to comply with such new or revised accounting standard. The Issuer applies the election to all standards.

In compliance with **Instruction 6 to paragraph (t),** The Company has formed an LLC in 2021 but has not operated until reaching a production budget. Tax returns are attached as Appendix F.

In compliance with **Instruction 7 to paragraph (t),** being the issuer is providing financial statements that are not audited or reviewed and tax information as specified under paragraph (t)(1) of this section must have its principal executive officer provide the following certification:

I, Thomas Humbert, certify that:

(1) the financial statements of Wholly Broken Series LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Wholly Broken Series LLC included in this Form reflects accurately the information reported on the tax return for Wholly Broken Series LLC filed for the fiscal year ended in the future as no tax return has been filed in compliance with Reg CF Rule 201(t) Instruction 7.

Tom Humbert
_____

Owner and Manager

03 / 29 / 2023

Title	Appendix C_ Financial Statement DRAFT_ Exec Certification...
File name	Appendix C_ Finan...fication (9).docx
Document ID	d32bc4e86bb099b126b40ae3d79fe78ce1ed9b21
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History


SENT

03 / 28 / 2023
12:59:27 UTC

Sent for signature to Thomas Humbert
(tomhumbertmusic1@gmail.com) from msherwood@wevidit.com
IP: 98.116.90.227


VIEWED

03 / 28 / 2023
22:59:32 UTC

Viewed by Thomas Humbert (tomhumbertmusic1@gmail.com)
IP: 24.185.224.96


SIGNED

03 / 29 / 2023
14:41:09 UTC

Signed by Thomas Humbert (tomhumbertmusic1@gmail.com)
IP: 24.185.224.96


COMPLETED

03 / 29 / 2023
14:41:09 UTC

The document has been completed.